UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42153

TOYO Co., Ltd

16F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 8, 2026 – TOYO Co., Ltd. Announces Strategic Expansion into U.S. Cell Manufacturing with Planned 1.5 GW HJT Solar Cell Facility in Houston Metropolitan Area
99.2	Press Release dated June 10, 2026 – TOYO Co., Ltd. Secures Two Major Supply Agreements Totaling $185.6 Million in Cumulative Purchase Orders for U.S. Market
99.3	Investor Presentation

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: June 22, 2026

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